

October 10, 2014

Via E-mail
Daniel W. Balsiger
President
Icon Vapor, Inc.
11578 Sorrento Valley Road
San Diego, CA 92121

> **Re:** **Icon Vapor, Inc.**
> **Registration Statement on Form 10**
> **Filed September 16, 2014**
> **File No. 000-55284**

Dear Mr. Balsiger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Facing page

1.   It appears that you may be a Smaller Reporting Company. Please revise your cover page or advise.

Business, page 3

2.   Please review the disclosure in your filing to ensure that the disclosure is applicable to your business. As examples but not a complete list, it is unclear why you have included:

- the disclosure in the third risk factor on page 9 regarding the "civil investigative demand from the Office of the Attorney General of the State of Maine;"

- the disclosure in the first risk factor on page 11 that "we cannot assure you that we will continue to generate operating profits on a sustainable basis;"
- the disclosure in the fifth paragraph on page 25 that "as we continue our clinical trials, continue research and development into product improvements;" and
- the disclosure on page 26 about your "manufacturing facility" in San Diego and the disclosure on page 30 that you manufacture Icon Vapor.

Overview, page 3

3.   Since it does not appear that the FDA or any other public health organization has done definitive studies to assess the health risks associated with e-cigarettes, your disclosure that your product has less detrimental health effects should be qualified to be management's belief.

4.   Please expand here and in your business section to describe whether you own the intellectual property covering the design of the cigarettes you sell. In particular, we note your disclosure that you hold no patents, that your manufacturer produces e-cigarettes to your specifications and that you are subject to infringement risk. Please clarify how you protect your business from this risk.

5.   We note that you include several internet addresses throughout your document. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document. For example, refer to the filing obligation mentioned in footnote 41.   Please revise as appropriate.

Government Regulation, page 8

6.   Please update the disclosure here and elsewhere as appropriate to reflect the FDA's April 25, 2014 issuance of proposed rules seeking to regulate electronic cigarettes.

Risk Factors, page 11

7.   Please include a risk factor to highlight that your auditors have issued a going concern opinion as to the continuation of your business.

8.   Please tell us what consideration you have given to discussing publicized incidents of electronic cigarettes exploding and the FDA's conclusion that may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe.

Our business, results of operations, and financial condition could be adversely affected, page 14

9.   Please update the disclosure in this section to disclose, if true, that the sale of electronic cigarettes is subject to tax in some states, such as Minnesota and North Carolina.

Restrictions on the public use of electronic cigarettes, page 20

10.   We note the vague reference to "Certain states and cities."   Please revise the disclosure to be more specific in order to clarify the risk. For example clarify that large cities, such as Boston, Chicago, New York City, and San Francisco, have adopted limitations on the use of electronic cigarettes.

Selected Financial Data, page 24

11.   As you have elected to provide Selected Financial Data, please revise for the following:
   - Present comparative data for the six months ended June 30, 2013;
   - Disclose that you have incurred losses per share rather than "gains" per share; and,
   - Revise the item "Total stockholder's equity" so that the amounts presented agree with the corresponding amounts presented in your financial statements.

Management's Discussion and Analysis, page 25

12.   Please revise the disclosure in the second paragraph of his section to clarify the reference to "significant progress has been made working directly with the mass market accounts." In this regard, we note your disclosure elsewhere in your document that your revenues for the six months ended June 30, 2014 decreased from your revenues for the six months ended June 30, 2013.

13.   While we see that you have provided tabular disclosure of your operating results on pages 27 and 29, please revise to also provide corresponding narrative for the annual and interim periods presented in your filing to describe and quantify the factors responsible for significant changes in the amounts of revenues and expenses or in the components thereof. Please refer to Item 303 of Regulation S-K and Interpretive Release No. 33-8350.

Liquidity and Capital Resources, page 29

14.   Please disclose how long you believe you can continue operations given your existing sources of liquidity and expected cash burn. Also, revise the first sentence under "cash requirements" to update the quantitative disclosure to the most recent balance sheet presented in your filing.

15.   As a related matter, please also disclose the amount of financing you believe is necessary to continue as a going concern for the twelve months subsequent to the most recent balance sheet included in your filing. Also, describe and quantify the expected uses of cash necessary to execute your business plan over the next twelve months.

Executive Compensation, page 33

16.   Please update the disclosure in this section that you do not have an employment agreement with Mr. Balsiger and provide the disclosure required by Item 402(o) of Regulation S-K. In this regard, we note that you filed his employment agreement as an exhibit to your Form 10. Also, update the disclosure on page 10 that Mr. Balsiger "is compensated as a consultant."

Summary Compensation Table, page 33

17.   Please revise the table on page 33 to disclose the amount of the bonus instead of the percentage.

Certain Relationships and Related Transactions, page 34

18.   We note that you refer in this section to a threshold in which the amount involved exceeded or will exceed $120,000. Please note that the threshold is for transactions involving the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years. Refer to Item 404(d)(1) of Regulation S-K. Please revise accordingly.

19.   Please provide the disclosure required by Item 404(a)(5) of Regulation S-K. In this regard, we note that your disclosure in this section does not refer to the note payable to an officer mentioned on page F-21 of your Form 10.

20.   Please provide the disclosure required by Item 404 of Regulation S-K regarding the transactions with an officer mentioned in the second paragraph of Note 9 on page F-23.

Recent Sales of Unregistered Securities, page 36

21.   We note the disclosure in this section that on August 28, 2013 you issued 600,000 shares of your common stock for $135,000. Please reconcile this amount and the date of sale with the information on page 33 of your Form 1-A amended on November 14, 2013 that on August 30, 2013 Kodiak Underwriting purchased 600,000 shares of your common stock for $0.40 per share. It appears that this should have resulted in proceeds to you of $240,000.

Daniel W. Balsiger
Icon Vapor, Inc.
October 10, 2014
Page 5

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014 and 2013

22.   Where applicable, comments on your audited financial statements should also be considered in your unaudited interim financial statements and related footnotes.

Note 2. Summary of Significant Accounting Policies, page F-5

23.   Please revise to provide the management representation on interim financial statements required by Instruction 2 to Rule 8-03 of Regulation S-X.

Note 5. Notes Payable – Short Term/Long Term Debt, page F-9

24.   Please revise your disclosure to clarify what you mean when you refer to convertible notes as being "fixed" or "variable." We presume you are referring to the terms of the conversion features rather than the terms of interest accruals. With respect to the "fixed" notes, please revise your disclosure to describe the nature of the "bifurcated interest." With respect to both the fixed and variable notes, please also revise to disclose the assumptions applied in valuing the conversion derivative and the "bifurcated interest," as applicable.

25.   Please revise to provide a roll-forward of the derivative liability from December 31, 2013 to June 30, 2014. Clarify where the change in the liability is presented in your income statement for the interim period.

Note 8. Income Tax, page F-11

26.   Tell us why the income tax footnote does not address the interim periods presented.

Audited Financial Statements for the Years Ended December 31, 2013 and 2012

Statements of Operations, page F-14

27.   Please revise to allocate the item "stock for services" to its functional income statement categories. Refer to SAB Topic 14F.

28.   With respect to the discontinued operations reported in 2012, please revise the statement of operations to comply with the formatting guidance from FASB ASC 205-20-45-3.

Note 2. Summary of Significant Accounting Policies, page F-17

Fair Value of Financial Instruments, page F-18

29.   You disclose that you do not have assets or liabilities measured at fair value on a recurring or a non-recurring basis; however, we see that you report derivative liabilities on your balance sheet. Accordingly, please revise for the following:
   • Disclose the specific nature of the derivatives;
   • Provide policy disclosure that describes the accounting practices applied in accounting for the derivatives;
   • Disclose or cross reference to disclosure explaining how the derivatives were valued, including disclosure of the key assumptions applied in each interim and annual accounting period; and,
   • Disclose the classification of the periodic fair value measurements in the fair value hierarchy.

       Refer to FASB ASC 820-10-50.

Note 5. Notes Payable – Short Term/Long Term Debt, page F-21

30.   Please revise to disclose all of the key terms of the convertible notes. For instance, disclose the conversion terms of the note originally due in 2009 and clarify whether that note is in default or whether the terms of the note have been renegotiated with the creditor. Also, disclose the payment terms and maturity dates of the convertible notes issued in 2013. Refer to FASB ASC 470-20-50-1 and FASB ASC 505-10-50.

31.   As a related matter, with respect to the note originally due in 2009, please revise your disclosure to explain what you mean when you indicate that "As the term has elapsed, the calculation for derivative expense has expired." With respect to the other notes, please revise to disclose the nature and accounting for the disclosed derivative, to describe the "black schools module" and to disclose the assumptions applied.

Note 7. Common Stock, page F-21

32.   With respect to shares issued for services, please revise to explain how you measure "market" on transaction dates. Also, in each instance, clarify the nature of the underlying services and whether the shares were issued to third or related parties.

Note 8. Income Taxes, page F-22

33.   It is unclear whether amounts in the tax footnote are or are not tax affected. As appropriate, please revise the tabular disclosure of deferred taxes and the reconciliation of expected income tax based on the statutory rate to reflect only tax affected balances. As

appropriate, also revise to disclose the gross amount of the operating loss carry forward as opposed to a tax affected amount. In that regard, it is highly unlikely that the gross amount of the operating loss carry forward and the deferred tax asset associated with that carry forward are the same amount, as is currently disclosed.

Note 9. Discontinued Operations and Disposal of Assets, page F-23

34.   You disclose that Fashion Handbags was liquidated in 2012. We see that you recognized part of the liquidation as a gain and part of the liquidation as a capital contribution. We also see that in the unaudited financial statements for your 2012 year-end included in a Form 1-A/A filed on November 14, 2013, no discontinued operations are presented. Accordingly, please respond to the following:
- As it appears that you restated previously filed 2012 financial statements for a transaction that occurred in 2012, please revise to clearly disclose that the previously filed 2012 financial statements have been restated.
- You disclose that you forgave a loan to an officer. Tell us how forgiveness of a loan to an officer results in a capital contribution. That is, clarify whether the loan was to or from the officer.
- Please revise your disclosure to clarify whether you were legally released from the other liabilities of Fashion Handbags as that notion is set forth in FASB ASC 405-20-40-1.

Exhibit 3.2.1

35.   Please file a legible exhibit. In this regard, we note the term "[ILLEGIBLE]" on pages 11 and 12 of Exhibit 3.2.1.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

36.   While an auditor consent is not required in a Form 10, if you continue to present the auditor consent, please have your auditor revise the language so that the consent references the actual date of his report of April 17, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director